Exhibit No. 23.3

Consent of Independent Auditor

The Board of Directors

Armstrong World Industries, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Armstrong World Industries, Inc. of our report dated February 20, 2008, with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, partners’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Armstrong World Industries, Inc., incorporated herein by reference.

/s/ KPMG LLP

Harrisburg, Pennsylvania
October 24, 2008